FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

*** Simon Cooper appointed a Group Managing Director
and Chief Executive of Global Commercial Banking ***

*** Alan Keir, a Group Managing Director,
appointed Chief Executive of HSBC Bank plc ***

*** Brian Robertson to retire as Group Managing Director
and Chief Executive of HSBC Bank plc ***

*** Peter Boyles, Chief Executive of Global Private Banking,
appointed a Group Managing Director ***

*** Mohammad Al Tuwaijri appointed Deputy Chairman
and Chief Executive of HSBC Middle East and North Africa ***

HSBC has appointed Simon Cooper (45) a Group Managing Director and Chief Executive of Global Commercial Banking, effective 1 October 2013. Cooper will be based in London and will report to Group Chief Executive Stuart Gulliver.

Cooper joined HSBC in 1989 and has worked in the UK, Asia and the Middle East. He was CEO of HSBC Korea from 2006-2009. He was appointed a Group General Manager in 2008 and Deputy Chairman and CEO of HSBC Middle East and North Africa in 2009. Cooper succeeds Alan Keir.

Alan Keir (54), a Group Managing Director, has been appointed Chief Executive of HSBC Bank plc, effective 1 October 2013. Keir will continue to be based in London and report to the Group Chief Executive.

The Chief Executive of HSBC Bank plc oversees the Group's operations in the UK, Continental Europe, Turkey, Bermuda, the Middle East and Africa.

Keir joined HSBC in 1981 and has worked in the UK and Asia. He was appointed a Group General Manager in 2008 and a Group Managing Director and Global Head of Commercial Banking in January 2011. Keir succeeds Brian Robertson.

Brian Robertson (59) will retire as Group Managing Director and Chief Executive of HSBC Bank plc after 38 years of distinguished and dedicated service. He will assist Keir with the transition, and retire early next year.

Robertson will become Chairman of HSBC Latin America and a Director of HSBC North America Holdings effective January 2014. He will continue as a Director of HSBC Malta and Chairman of HSBC Turkey.

Robertson joined HSBC in 1975 and has worked in the United Kingdom, the United Arab Emirates, Oman, Hong Kong, the United States and Canada in a series of credit, risk and business roles, including Group Chief Risk Officer. He was appointed a Group Managing Director in 2008 and Chief Executive of HSBC Bank plc in 2010.

Peter Boyles (57), Chief Executive of Global Private Banking, is appointed a Group Managing Director, effective 1 October 2013.

Boyles joined HSBC in 1975 and has worked in Asia, the Middle East and Europe. He was named a Group General Manager in 2006. Boyles was CEO HSBC France from 2007-2010 and CEO of Continental Europe from 2010-2012. He was appointed Chief Executive of Global Private Banking in December 2012. Boyles is based in Geneva and reports to the Group Chief Executive.

Mohammad Al Tuwaijri (46) is appointed Deputy Chairman and Chief Executive of HSBC Middle East and North Africa, effective 1 October 2013.

Al Tuwaijri joined HSBC associate, The Saudi British Bank, in 1995 in Riyadh, where he was Head of Risk Management, Deputy Treasurer and then Treasurer. He joined HSBC Middle East in 2010 in Dubai as Head of Global Banking and Markets, Middle East and North Africa. Before becoming a banker, Al Tuwaijri was a pilot in the Royal Saudi Air Force.

Al Tuwaijri will continue to be based in Dubai and in his new role will report to Keir.

Al Tuwaijri, who succeeds Cooper, will also continue to oversee Global Banking and Markets in the region.

Group Chief Executive, Stuart Gulliver, said: "These appointments demonstrate the depth of talent we have within HSBC, and the capabilities of our senior managers to move to and from geographic and business leadership roles, which is a great strength of the Group.

"I want to take this opportunity to express my personal thanks to Brian Robertson for his dedication to HSBC and I am delighted we will continue to benefit from his wise counsel."

Media enquiries to Patrick Humphris on +44 (0) 20 7992 1631 or Heidi Ashley on +44 (0) 20 7992 2045.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 08 July 2013